mwe.com David Huberman Attorney at Law dhuberman@mwe.com +1 312 984 6887

September 19, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Patrick Fullem
Ms. Asia Timmons-Pierce
Ms. Mindy Hooker
Mr. Kevin Woody

Re:	ParaZero Technologies Ltd.
Amendment No. 5 to Registration Statement on Form F-1
Filed September 15, 2022
File No. 333-265178

Ladies and Gentlemen:

On behalf of ParaZero Technologies Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 15, 2022, relating to the above referenced Amendment No. 5 to Registration Statement on Form F-1 (File No. 333-265178) filed by the Company on September 15, 2022.

For ease of review, we have set forth below the numbered comment of your letter and the Company’s response thereto.

Amendment No. 5 to Registration Statement on Form F-1 filed September 15, 2022

General

1.	Provide disclosure regarding the manner of determination of the offering price and describe the factors considered in determining the offering price. See Item 9.A of Form 20-F.

Response: In response to the Staff’s comment, the Company notes that there is not an established market for the Company’s units. The Company negotiated with the underwriter to determine the offering price of its units in this offering by considering the Company’s historical peak revenue prior to the coronavirus pandemic, multiplied by a range of 10 to 14 times revenues. This yielded an implied pre-money valuation of $16 to 22 million. Noting past offerings completed by the underwriter, the Company believes that these multiples approximate valuation multiples utilized in similar offerings for similarly-sized companies.

The Company also believes that the amount of money that it has raised since the inception of the Company is an important factor to consider. Since the incorporation of the Company, shareholders have invested an aggregate amount of approximately $15 million in the Company.

In addition to prevailing market conditions, the factors considered in determining the applicable multiples were:

•	The history of, and the prospects for, the Company and the industry in which it competes;

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

U.S. Securities and Exchange Commission
September 19, 2022

•	Macro-economic factors including inflation and monetary policy changes;
•	An assessment of the Company’s management (including extensive background in the defense and aerospace sectors), its past and present operations, and the prospects for, and timing of, its future revenues;
•	The present state of the Company’s development; and
•	The factors listed above in relation to market values and various valuation measures of other companies engaged in activities similar to the Company’s.

Using the above valuation factors and the number of ordinary shares outstanding, the Company set its per-unit price range between $5.20 and $7.20. The Company has used this price in connection with this offering of units. The Company has set the exercise price of warrants included in the units at the unit offer price, less a value of $0.125 per warrant, the minimum value assigned by Nasdaq. Accordingly, the Company expects the exercise price of the warrants to be between $4.95 and $6.95. Final pricing will be determined by mutual agreement of the Company’s pricing committee and the underwriter.

The Company further notes that an active trading market for its ordinary shares may not develop. It is possible that after this offering the ordinary shares will not trade in the public market at or above the initial offering price.

Please contact me at (312) 984-6887 or Brian Tratner at (212) 547-5334 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ David Huberman

cc:	Boaz Shetzer, Chief Executive Officer